Exhibit 99.5
EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made as of September 14, 1999 (the “Effective Date”) by Flint Construction Company, Georgia corporation , (“Employer”), SEMCO Energy, Inc., a Michigan corporation (“SEMCO”), and J. Terry Fuller, an individual residing at 3093 Brookshire Way, Duluth, Georgia 30096 (“Executive”)

This Agreement is entered into in connection with and as an integral part of the purchase by SEMCO of all the outstanding capital stock of Employer under that certain Stock Purchase Agreement dated September 14, 1999. SEMCO and Employer desire Executive’s continued employment with Employer, and Executive wishes to accept such continued employment, upon the terms and conditions set forth in this Agreement. The execution of this Agreement is a condition to and an inducement to SEMCO for consummating the transactions under the Stock Purchase Agreement.

The parties, intending to be legally bound, agree as follows:

1. DEFINITIONS

For the purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.

“Basic Compensation” shall mean Salary and Benefits.

“Board of Directors” shall mean the board of directors of Employer.

“Confidential Information” shall mean any and all:

(a) trade secrets concerning the business and affairs of Employer, product specifications, data, know- how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures, and architectures (and related formulae, compositions, processes, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, and methods), and any other information, however documented, that is a trade secret; and

(b) information concerning the business and affairs of Employer (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, and pricing), however documented; and

(c) notes, analysis, compilations, studies, summaries, and other material prepared by or for Employer containing or based, in whole or in part, on any information included in the foregoing.

“Employee Invention” shall mean any idea, invention, technique, modification, process, or improvement (whether patentable or not), any industrial design (whether registerable or not), and any work of authorship (whether or not copyright protection may be obtained for it) created, conceived, or

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developed by Executive, either solely or in conjunction with others, during the Employment Period, or a period that includes a portion of the Employment Period, that relates in any way to, or is useful in any manner in, the business then being conducted or proposed to be conducted by Employer, and any such item created by Executive, either solely or in conjunction with others, following termination of Executive’s employment with Employer, that is based upon or uses Confidential Information.

“Employment Period” shall mean the term of Executive’s employment under this Agreement.

“GAAP” shall mean generally accepted accounting principles as currently interpreted by the public accounting profession in the United States of America.

“Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or governmental body.

“Incentive Compensation” shall mean additional compensation paid to Executive in the form of Bonus or Stock Options, or both.

“Return on Assets” (“ROA”) shall mean the result obtained by dividing Earnings Before Interest and Taxes for the 12 month period ending on the last day of the Employer’s fiscal year (which is currently a calendar year) by Total Assets.

“Total Assets” shall mean the average of the calculations for each month during the fiscal year of the sum of the Current Assets plus Fixed Assets (including Goodwill recorded on the books of SEMCO in connection with the acquisition of the common stock of the Employer, less accumulated depreciation and amortization), all as reflected on Employer’s books, and determined by Employer in accordance with GAAP.

(b)
“Earnings Before Interest and Taxes” (“EBIT”) shall mean Employer’s revenue from ordinary business operations, less expenses, and other charges (including amortization of goodwill recorded on the books of SEMCO as a result of the acquisition of the common stock of the Employer), before deducting interest and Federal and state income taxes, all as reflected on Employer’s books. The EBIT will be determined by the Employer in accordance with GAAP.

2. EMPLOYMENT TERMS AND DUTIES

2.1 EMPLOYMENT

Employer hereby employs Executive, and Executive hereby accepts employment by Employer, upon the terms and conditions set forth in this Agreement.

2.2 TERM

Subject to the provisions of Section 6, the term of Executive’s employment under this Agreement will be three (3) years, beginning on the Effective Date and ending on August 31, 2002.

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2.3 DUTIES

Executive will have such duties as are assigned or delegated to Executive by the Board of Directors, and will initially serve as Vice-President of Employer. Executive will devote his entire best efforts, time, attention and energy to the performance of his duties hereunder and to promote and further the interests of Employer, and will cooperate fully with the Board of Directors in the advancement of the best interests of Employer. Nothing in this Section 2.3, however, will prevent Executive from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with Executive’s duties under this Agreement.

3. COMPENSATION

3.1 BASIC COMPENSATION

(A) Salary. Executive shall be paid an annual salary of One Hundred Ten Thousand Dollars ($110,000), subject to adjustment as provided below (“Salary”), which will be payable in equal periodic installments according to Employer’s customary payroll practices, but no less frequently than monthly. The Salary will be reviewed by the Board of Directors not less frequently than annually, and may be adjusted upward in the sole discretion of the Board of Directors, but in no event will the Salary be less than One Hundred Ten Thousand Dollars ($110,000).

(B) Benefits. Executive will, during the Employment Period, be permitted to participate in such pension, profit sharing, life insurance, hospitalization, major medical, and other employee benefit plans of Employer that may be in effect from time to time, to the extent Executive is eligible under the terms of those plans (collectively, “Benefits”). Employer will pay the cost of Executive’s dependent health care coverage under Employer’s plans.

(C) Directors Fees. If Executive serves as a director of the Employer or one of its subsidiaries, Executive will be paid for such service in accordance with Employer’s standard practices for such service. Executive understands that it is not SEMCO’s practice to pay such fees for serving as a director of SEMCO’s affiliates.

3.2 INCENTIVE COMPENSATION

(A)
The Employer will pay the Executive Incentive Compensation for the services to be rendered by Executive pursuant to this Agreement in accordance with the following provisions. If the Employer’s ROA, as adjusted for any partial year, for any calendar year during the first three (3) year period after Closing is equal to the target ROA percentages indicated in the table below, Executive shall receive the corresponding (i) Bonus and (ii) Stock Options to acquire the number of shares of SEMCO common stock as indicated in the table below. The period for which a calculation respecting incentive compensation is to be made shall be called the “Calculation Period.”. The first Calculation Period shall be for the period from the Effective Date until December 31, 1999. The second Calculation Period shall be the calendar year ending December 31, 2000. The third Calculation Period shall be the calendar year ending December 31, 2001. The final Calculation Period shall be the eight calendar month period ending August 31, 2002. In the event this Agreement is terminated prior to August 31, 2002, the final Calculation Period shall be the period from the end of the prior Calculation Period to the end of the month in which the termination occurs. For the first Calculation Period the Executive will be paid Incentive

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Compensation equal to five percent (5%) of the Net Income of the Employer (computed in accordance with generally accepted accounting principals) prior to the deduction of income taxes or any Incentive Compensation to be paid to the Executive or Mr. Robert J. Good. Thereafter, in the event that the Calculation Period is less than a full calendar year, the calculation shall be made by multiplying the numbers in each column in the table below by a fraction, the numerator of which is the number of months in the final Calculation Period and the denominator of which is 12.

Actual ROA	Bonus	Stock Options
11.00%	$36,000	7,000
10.75%	$33,600	6,000
10.50%	$31,200	5,000
10.25%	$28,800	4,000
10.00%	$26,400	3,000
9.75%	$24,000	2,000
9.50%	$21,600	1,000
9.25%	$19,200	0
9.00%	$0	0

(B) In addition to the foregoing, Employee shall receive the following additional Incentive Compensation for each 25 basis points Employer’s actual ROA exceeds 11%: $2,200 in bonus and stock options for 1,000 shares of SEMCO common stock. For these purposes there shall be no interpolation or no additional Incentive Compensation paid, within each 25 basis point increments of ROA. The appropriate Incentive Compensation described herein will be paid to Executive in one lump sum, or in a single Stock Option grant, as the case may be, within 90 days after the end of the applicable calendar year or fiscal period.

4. FACILITIES AND EXPENSES

4.1 GENERAL

Employer will furnish Executive office space, equipment, supplies, and such other facilities and personnel as Employer deems necessary or appropriate for the performance of Executive’s duties under this Agreement. Employer will pay Executive’s dues in such professional societies and organizations, as the Board of Directors deems appropriate. Additionally, Employer will pay on behalf of Executive (or reimburse Executive for) reasonable expenses incurred by Executive at the request of, or on behalf of, Employer in the performance of Executive’s duties pursuant to this Agreement, and in accordance with Employer’s employment policies, including reasonable expenses incurred by Executive in attending conventions, seminars, and other business meetings, in appropriate business entertainment activities, and for promotional expenses. Executive shall file expense reports with respect to such expenses in accordance with Employer’s policies.

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4.2 AUTOMOBILE AND OTHER BENEFITS

Employer shall furnish to Executive at Employer’s cost, an automobile substantially equivalent to the automobile currently driven by Executive and otherwise in accordance with the terms of the Employer’s company-owned automobile policies. Such automobile shall be available for use exclusively by Executive. The Employer shall pay, or, at Executive’s election, shall reimburse Executive for, all fees, taxes, costs and expenses relating to licensing, insuring and maintaining such automobile and shall furnish gasoline in connection with any use of such automobile by Executive for Employer purposes. Executive shall be responsible for all payments attributable to traffic violations relating to Executive’s use of such automobile (other than such payments, or the portion thereof, covered by insurance on such automobile) and shall maintain the automobile in saleable condition at all times. Employer shall also furnish Executive with a pager and cell phone at Employer’s cost.

5. VACATIONS AND HOLIDAYS

Executive will be entitled to four (4) weeks’ paid vacation each Calendar year and five (5) sick days in accordance with the vacation and sick day policies of Employer in effect for its executive officers from time to time. Executive must take vacation at such time or times as approved by the Chairman of the Board. Executive will also be entitled to the paid holidays and other paid leave set forth in Employer’s policies. Vacation days and holidays during any Calendar year that are not used by Executive during such Calendar year may not be used in any subsequent Calendar year.

6. TERMINATION

6.1 EVENTS OF TERMINATION

The Employment Period, Executive’s Basic Compensation and Incentive Compensation, and any and all other rights of Executive under this Agreement or otherwise as an employee of Employer will terminate (except as otherwise provided in this Section 6):

(a) upon the death of Executive;

(b) upon the Disability of Executive (as defined in Section 6.2) immediately upon notice from either party to the other;

(c) for cause (as defined in Section 6.3), immediately upon notice from Employer to Executive, or at such later time as such notice may specify;

(d) for good reason (as defined in Section 6.4) upon not less than thirty days’ prior notice from Executive to Employer;

(e) termination by Employer not for cause; or

(f) termination by Executive not for good reason.

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6.2 DEFINITION OF DISABILITY

For purposes of Section 6.1, Executive will be deemed to have a “disability” if, for physical or mental reasons, Executive is unable to perform Executive’s duties under this Agreement for 120 consecutive days, or 180 days during any twelve month period, as determined in accordance with this Section 6.2. The disability of Executive will be determined by a medical doctor selected by written agreement of Employer and Executive upon the request of either party by notice to the other. If Employer and Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether Executive has a disability. The determination of the medical doctor selected under this Section 6.2 will be binding on both parties. Executive shall submit to a reasonable number of examinations by the medical doctor making the determination of disability under this Section 6.2, and Executive hereby authorizes the disclosure and release to Employer of such determination and all supporting medical records. If Executive is not legally competent, Executive’s legal guardian or duly authorized attorney-in-fact will act in Executive’s stead, under this Section 6.2, for the purposes of submitting Executive to the examinations, and providing the authorization of disclosure, required under this Section 6.2.

6.3 DEFINITION OF “FOR CAUSE”

For purposes of Section 6.1, the phrase “for cause” means: (a) Executive’s material breach of this Agreement; (b) Executive’s failure to perform his duties in accord with the direction of the Board of Directors; (c) the appropriation (or attempted appropriation) of a material business opportunity of Employer, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of Employer; (d) the misappropriation (or attempted misappropriation) of any of Employer’s funds or property; (e) the conviction of, indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to a felony or the equivalent thereof; or (f) material breach of the common law duty of loyalty.

6.4 DEFINITION OF “FOR GOOD REASON”

For purposes of Section 6.1, the phrase “for good reason” means any of the following: (a) Employer’s material breach of this Agreement; or (b) the assignment of Executive without his consent to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities, or duties at the Effective Date or a reduction in Executive’s Salary or Incentive Compensation.

6.5 TERMINATION PAY

Effective upon the termination of this Agreement, Employer will be obligated to pay Executive (or, in the event of his death, his designated beneficiary as defined below) only such compensation as is provided in this Section 6.5. For purposes of this Section 6.5, Executive’s designated beneficiary will be such individual beneficiary or trust, located at such address, as Executive may designate by notice to Employer from time to time or, if Executive fails to give notice to Employer of such a beneficiary, Executive’s estate. Notwithstanding the preceding sentence, Employer will have no duty, in any circumstances, to attempt to open an estate on behalf of Executive, to determine whether any beneficiary designated by Executive is alive or to ascertain the address of any such beneficiary, to determine the existence of any trust, to determine whether any person or entity purporting to act as Executive’s personal representative (or the trustee of a trust established by Executive) is duly authorized to act in that capacity, or to locate or attempt to locate any beneficiary, personal representative, or trustee.

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(A) Termination by Employer for Other Than Cause or Termination by Executive for Good Reason. If the Employer terminates Executive’s employment prior to the end of the Employment Period (other than for Cause, disability or death), or if Executive terminates his employment hereunder for Good Reason, Employer will pay Executive (i) Executive’s Salary for the remainder, if any, of the Employment Period, and (ii) Executive’s Incentive Compensation, if any, for the calendar year during which the termination is effective. Notwithstanding the preceding sentence, if Executive obtains other employment prior to the end of the six months following the month in which the termination is effective, he must promptly give notice thereof to Employer, and the Salary and Incentive Compensation payments under this Agreement for any period after Executive obtains other employment will be reduced by the amount of the cash compensation received and to be received by Executive from Executive’s other employment for services performed during such period.

(B) Termination by Employer for Cause. If Employer terminates this Agreement for cause, Executive will be entitled to receive his Salary only through the date such termination is effective, and will not be entitled to any Incentive Compensation for the Calendar year during which such termination occurs or any subsequent Calendar year.

(C) Termination upon Disability. If this Agreement is terminated by either party as a result of Executive’s disability, as determined under Section 6.2, Employer will pay Executive his Salary through the remainder of the calendar month during which such termination is effective and for the lesser of (i) six consecutive months thereafter, or (ii) the period until disability insurance benefits commence under the disability insurance coverage furnished by Employer to Executive, and a prorated amount of Executive’s Incentive Compensation, if any, for the Calendar year during which his disability occurs, calculated based upon the EBIT for the calendar year, with the amount of such Executive’s Incentive Compensation being a prorated amount on the basis of the number of months through the end of the calendar month during which the termination occurs.

(D) Termination upon Death. If this Agreement is terminated because of Executive’s death, Executive will be entitled to receive his Salary through the end of the calendar month in which his death occurs, and a prorated amount of Executive’s Incentive Compensation, if any, for the Calendar year during which his death occurs, using the EBIT for the calendar year, with the amount of such Executive’s Incentive Compensation being a prorated amount on the basis of the number of months through the end of the calendar month during which his death occurs.

(E) Benefits. Except as required by law, Executive’s accrual of, or participation in plans providing for, the Benefits will cease at the effective date of the termination of this Agreement, and Executive will be entitled to accrued Benefits pursuant to such plans only as provided in such plans.

7. NON-DISCLOSURE COVENANT; EMPLOYEE INVENTIONS

7.1 ACKNOWLEDGMENTS BY EXECUTIVE

Executive acknowledges that (a) during the Employment Period and as a part of his employment, Executive will be afforded access to Confidential Information; (b) public disclosure of such Confidential Information could have an adverse effect on Employer and its business; (c) because Executive possesses substantial technical expertise and skill with respect to Employer’s business,

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Employer desires to obtain exclusive ownership of each Employee Invention, and Employer will be at a substantial competitive disadvantage if it fails to acquire exclusive ownership of each Employee Invention; (d) SEMCO has required that Executive make the covenants in this Section 7 as a condition to its consummation of the transactions under the Stock Purchase Agreement; and (e) the provisions of this Section 7 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information and to provide Employer with exclusive ownership of all Employee Inventions.

7.2 AGREEMENTS OF EXECUTIVE

In consideration of the compensation and benefits to be paid or provided to Executive by Employer under this Agreement, Executive covenants as follows:

(A) Confidentiality.

(i) During and following the Employment Period, Executive will hold in confidence the Confidential Information and will not disclose it to any person except with the specific prior written consent of Employer or except as otherwise expressly permitted by the terms of this Agreement.

(ii) Any trade secrets of Employer will be entitled to all of the protections and benefits under applicable state trade secret law and any other applicable law. If any information that Employer deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Agreement, such information will, nevertheless, be considered Confidential Information for purposes of this Agreement. Executive hereby waives any requirement that Employer submit proof of the economic value of any trade secret or post a bond or other security.

(iii) None of the foregoing obligations and restrictions applies to any part of the Confidential Information that Executive demonstrates was or became generally available to the public other than as a result of a disclosure by Executive.

(iv) Executive will not remove from Employer’s premises (except to the extent such removal is for purposes of the performance of Executive’s duties at home or while traveling, or except as otherwise specifically authorized by Employer) any document, record, notebook, plan, model, component, device, or computer software or code, whether embodied in a disk or in any other form (collectively, the “Proprietary Items”). Executive recognizes that, as between Employer and Executive, all of the Proprietary Items, whether or not developed by Executive, are the exclusive property of Employer. Upon termination of this Agreement by either party, or upon the request of Employer during the Employment Period, Executive will return to Employer all of the Proprietary Items in Executive’s possession or subject to Executive’s control, and Executive shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.

(B) Employee Inventions. Each Employee Invention will belong exclusively to Employer. Executive acknowledges that all of Executive’s writing, works of authorship, specially commissioned works, and other Employee Inventions are works made for hire and the property of Employer, including any copyrights, patents, or other intellectual property rights pertaining thereto. If it is determined that any such works are not works made for hire, Executive hereby assigns to Employer all of Executive’s right, title, and interest, including all rights of copyright, patent, and other intellectual property rights, to or in such Employee Inventions. Executive covenants that he will promptly:

(i) disclose to Employer in writing any Employee Invention;

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(ii) assign to Employer or to a party designated by Employer, at Employer’s request and without additional compensation, all of Executive’s right to the Employee Invention for the United States and all foreign jurisdictions;

(iii) execute and deliver to Employer such applications, assignments, and other documents as Employer may request in order to apply for and obtain patents or other registrations with respect to any Employee Invention in the United States and any foreign jurisdictions;

(iv) sign all other papers necessary to carry out the above obligations; and

(v) give testimony and render any other assistance, but without expense to Executive, in support of Employer’s rights to any Employee Invention.

8. NON-COMPETITION AND NON-INTERFERENCE

8.1 ACKNOWLEDGMENTS BY EXECUTIVE

Executive acknowledges that: (a) the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary, and intellectual character; (b) Employer’s business is regional in scope, covering Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia (the “Region”); (c) Employer competes with other businesses that are or could be located in any part of the Region; (d) the covenants set forth in this Section 8 have been negotiated and agreed to in connection with and as partial consideration for SEMCO’s consummation of the purchase of the common stock of the Employer in accordance with the terms of the Stock Purchase Agreement between SEMCO and Executive dated September 14, 1999.

8.2 COVENANTS OF EXECUTIVE

In consideration of the acknowledgments by Executive, and in consideration of the compensation and benefits to be paid or provided to Executive by Employer, Executive covenants that he will not, directly or indirectly:

(a) during the Employment Period, except in the course of his employment hereunder, and during the Post-Employment Period, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend Executive’s name or any similar name to, lend Executive’s credit to or render services or advice to, any business whose products or activities compete in whole or in part with the products or services of Employer anywhere in the Region; provided, however, that Executive may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934;

(b) whether for Executive’s own account or for the account of any other person at any time during the Employment Period and the Post-Employment Period, solicit business of the same or similar type being carried on by Employer, from any person that was a customer of Employer during the period when the

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Executive was employed by the Employer, whether or not Executive had personal contact with such person during and by reason of Executive’s employment with Employer;

(c) whether for Executive’s own account or the account of any other person (i) at any time during the Employment Period and the Post-Employment Period, solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is or was an employee of Employer at any time during the Employment Period or in any manner induce or attempt to induce any employee of Employer to terminate his employment with Employer; or (ii) at any time during the Employment Period and thereafter, interfere with Employer’s relationship with any person, including any person who at any time during the Employment Period was an employee, contractor, supplier, or customer of Employer; or

(d) at any time during or after the Employment Period, disparage Employer or any of its affiliates, shareholders, directors, officers, employees, or agents.

For purposes of this Section 8.2, the term “Post-Employment Period” means the later of (i) five years after the Closing of the Stock Purchase Agreement or (ii) the two year period beginning on the date of termination of Executive’s employment with Employer.

If any covenant in this Section 8.2 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against Executive.

The period of time applicable to any covenant in this Section 8.2 will be extended by the duration of any violation by Executive of such covenant.

While the covenant under this Section 8.2 is in effect, Executive will give notice to Employer, within ten days after accepting any other employment, of the identity of Executive’s employer. SEMCO or Employer may notify such employer that Executive is bound by this Agreement and, at Employer’s election, furnish such employer with a copy of this Agreement or relevant portions thereof.

9. GENERAL PROVISIONS

9.1 INJUNCTIVE RELIEF AND ADDITIONAL REMEDY

Executive acknowledges that the injury that would be suffered by Employer as a result of a breach of the provisions of this Agreement (including any provision of Sections 7 and 8) would be irreparable and that an award of monetary damages to Employer for such a breach would be an inadequate remedy. Consequently, Employer will have the right, in addition to any other rights it may have, to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and Employer will not be obligated to post bond or other security in seeking such relief. Without limiting Employer’s rights under this Section 9 or any other remedies of Employer, if Executive breaches any of the provisions of Section 7 or 8, Employer will have the right to cease making any payments otherwise due to Executive under this Agreement.

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9.2 COVENANTS OF SECTIONS 7 AND 8 ARE ESSENTIAL AND INDEPENDENT COVENANTS

The covenants by Executive in Sections 7 and 8 are essential elements of this Agreement, and without Executive’s agreement to comply with such covenants, SEMCO would not have consummated the transactions under the Stock Purchase Agreement and Employer would not have entered into this Agreement or employed or continued the employment of Executive. Employer and Executive have independently consulted their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by Employer.

Executive’s covenants in Sections 7 and 8 are independent covenants and the existence of any claim by Executive against Employer under this Agreement or otherwise, or against SEMCO, will not excuse Executive’s breach of any covenant in Section 7 or 8.

If Executive’s employment hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of Executive in Sections 7 and 8.

9.3 OFFSET

The Employer will be entitled to offset against any and all amounts owing to the Executive under this Agreement the amount of any and all claims that the SEMCO may have against the Executive under the Stock Purchase Agreement.

9.4 REPRESENTATIONS AND WARRANTIES BY THE EXECUTIVE

Executive represents and warrants to Employer that the execution and delivery by the Executive of this Agreement do not, and the performance by the Executive of the Executive’s obligations hereunder will not, with or without the giving of notice or the passage of time, or both: (a) violate any judgment, writ, injunction, or order of any court, arbitrator, or governmental agency applicable to the Executive; or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.

9.5 OBLIGATIONS CONTINGENT ON PERFORMANCE

The obligations of Employer hereunder, including its obligation to pay the compensation provided for herein, are contingent upon Executive’s performance of Executive’s obligations hereunder.

9.6 WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by either party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party;

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(b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

9.7 BINDING EFFECT; DELEGATION OF DUTIES PROHIBITED

This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs, and legal representatives, including any entity with which Employer may merge or consolidate or to which all or substantially all of its assets may be transferred. The duties and covenants of Executive under this Agreement, being personal, may not be delegated.

9.8 NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to Employer: Flint Construction Company
272 Hurricane Shoals Road
Lawrenceville, Georgia 30245
770-339-7379 (FAX)

With copies to: SEMCO Energy, Inc.
405 Water St.
Port Huron, Michigan 48061-5026
Attention: Chairman, President & CEO

Arnold R. Madigan
303 East 17th Avenue
Suite 780
Denver, Colorado 80203-1260
303-894-0756 (FAX)

If to Executive: J. Terry Fuller
3093 Brookshire Way
Duluth, Georgia 30096
___________ (FAX)

9.9 ENTIRE AGREEMENT; AMENDMENTS

This Agreement, the Stock Purchase Agreement, and the documents executed in connection with the Stock Purchase Agreement, contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, between the

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parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but only by an agreement in writing signed by the parties hereto.

9.10 GOVERNING LAW

This Agreement will be governed by the laws of the State of Georgia without regard to conflicts of laws principles.

9.11 SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

9.12 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.13 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Intending to be legally bound, the parties have executed and delivered this Agreement as of the date first written above.

EMPLOYER:

Flint Construction Company

By /s/Robert A. Stone
Robert A. Stone, Authorized Officer

EXECUTIVE:

/s/J. Terry Fuller
J. Terry Fuller

{A0004566.DOC}